February 11, 2020

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

       Re: The First Bancshares, Inc.
           Registration Statement on Form S-4
           Filed February 7, 2020
           File No. 333-236314

Dear Ms. Lowery:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance